Exhibit 4.8

AMENDMENT TO EMPLOYMENT AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Employment Agreement dated December 23, 2013 by and between Galmed Research and Development Ltd., having its place of business at c/o Meitar Law Offices, 16 Abba Hillel Silver Rd., Ramat Gan, 525060816, Israel (the “Company”), and Allen Baharaff, I.D. No 059100818, residing at 7 Hayotman St., Tel Aviv, Israel (the “Executive”) (the “Employment Agreement”) is entered into as of this 13th day of November, 2025 (the “Effective Date”).

WHEREAS,	the Company and the Executive are parties to the Employment Agreement; and

WHEREAS,	the board of directors (the “Board”) of Galmed Pharmaceuticals Ltd., the Company’s parent (the “Parent”), has resolved to approve certain amendments to the Employment Agreement, subject to the approval of the shareholders of the Parent, which was obtained on October 29, 2025;

NOW, THEREFORE, in consideration of the premises and mutual agreement hereinafter contained, the parties agree as follows:

1.	Except as provided explicitly herein, all other provisions of the Employment Agreement (including its exhibits and amendments) shall continue in full force and effect, mutatis mutandis. All capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Employment Agreement.

2.	Section 2.2 of the Employment Agreement is hereby replaced in its entirety by the following:

“During the term of this Agreement, and unless and until otherwise agreed, Executive shall be employed on an 80% ~~full-time~~ basis ~~with Saturday as the rest day~~, and, subject to such basis, shall devote all the required and necessary time, attention and efforts to the performance of his duties and responsibilities hereunder and the promotion of the best interests of the Company. The Executive shall perform his duties and responsibilities hereunder with expertise and in a professional and efficient manner.”

3.	Section 2.3 of the Employment Agreement is hereby replaced in its entirety by the following:

“As of the Employment Starting Date and through completion of his employment hereunder, Executive shall not engage in any other business activities, whether or not such activities are conducted outside of normal business hours and whether or not such activities are pursued for gain or profit, unless specifically approved in advance by the Board. Notwithstanding the above, the Executive may devote up to 20% of his working hours to other activities that do not conflict with his duties and responsibilities to the Company hereunder.”

For the purpose hereof, a conflict means solely a situation in which the Executive’s Outside Activity (as defined below) is: (a) in direct competition with an Active Company Program (as defined below); or (b) would reasonably be expected to divert a Material Company Opportunity (as defined below) from the Company in favor of the Executive or his affiliate. For purposes hereof: (i) “Outside Activity” means any business, advisory, investment, or professional or commercial activity conducted by the Executive outside the scope of his duties to the Company; (ii) “Active Company Program” means any drug, therapeutic candidate, product, or platform that the Company or any subsidiary is, at the relevant time, actively researching, developing, in-licensing, out-licensing, manufacturing, commercializing, or funding, or with respect to which the Company is then party to a binding agreement to do so within the ensuing twelve (12) months; and (iii) “Material Company Opportunity” means a bona fide transaction, asset, program, collaboration, or financing opportunity that the Executive becomes aware of in his capacity as Chief Executive Officer of the Company that is reasonably likely to be pursued by the Company and is expected to have a material strategic or financial impact on the Company, in light of its then-current business plan and resources.

For the avoidance of doubt: (A) the Executive’s participation in pharmaceutical businesses, programs, or products that are similar in field or modality to programs historically pursued by the Company, but which are not in direct competition with an Active Company Program and would not reasonably be expected to divert a Material Company Opportunity, shall not constitute a conflict; and (B) differing therapeutic areas, indications, patient populations, mechanisms of action, or stages of development that avoid direct competition as defined above shall not constitute a conflict.

4.	This Amendment supersedes all prior agreements, written or oral, between the Parties relating to the subject matter of this Amendment. This Amendment may be executed in two or more counterparts, each of which shall constitute an original and all of which shall be deemed a single agreement. Except as amended hereby, the Employment Agreement remains in effect and unmodified. In the event of any conflict or inconsistency between the provisions of the Employment Agreement and this Amendment, the provisions of this Amendment shall prevail.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

GALMED RESEARCH AND DEVELOPMENT LTD.		Executive

	/s/ Amir Poshinsky		/s/ Allen Baharaff
Name:	Amir Poshinsky	Name:	Allen Baharaff
Title:	Director of the Parent	Title:	CEO